DIREXION MONTHLY 10 YEAR NOTE BULL 2X FUND (DXKLX)
DIREXION MONTHLY 10 YEAR NOTE BEAR 2X FUND (DXKSX)

EACH A SERIES OF THE
DIREXION FUNDS

Supplement dated February 13, 2013 to the
Summary Prospectus, Prospectus
and Statement of Additional Information each dated December 28, 2012

IMPORTANT NOTICE REGARDING CHANGE OF INVESTMENT POLICY FOR THE FUND

The Board of Trustees of Direxion Funds (the "Trust") has approved a change in name, investment objective, principal investment strategy, and index of the following funds (the "Funds").  Effective on or about April 14, 2013 (the "Effective Date"), the Funds will be renamed as shown in the table below:
Current Fund Name
New Fund Name
Direxion Monthly 10 Year Note Bull 2X Fund
Direxion Monthly 7-10 Year Treasury Bull 2X Fund
Direxion Monthly 10 Year Note Bear 2X Fund
Direxion Monthly 7-10 Year Treasury Bear 2X Fund

On the Effective Date, the Funds' following corresponding index will change as shown in the table below:

Current Index Name
New Index Name
NYSE Current 10-Year U.S. Treasury Index
NYSE 7-10 Year Treasury Bond Index

The new NYSE index is a multi-security index that includes all qualified U.S. Treasury bonds.  Bonds eligible for inclusion must be: U.S. Treasury Bonds; bullet or callable issues with fixed coupon payments; denominated in U.S. dollars; and have a maturity of 7-10 years at issuance.  The new NYSE index rebalances monthly, after the close of trading on the last business day of each month, with coupons re-invested in the index.  The weighting of the bonds in the index is reset during the rebalance to represent the market value of each issue.
Each Fund is required to provide shareholders with 60 days' advance notice of a change in principal investment policy.  This Supplement serves as the required notice.
Questions regarding these changes may be directed to the Funds at (866) 851-0511.
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Please retain this Supplement with the Summary Prospectus, Prospectus and SAI.